EXHIBIT 8.01

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Zenvia Mobile Serviços Digitais S.A.	Brazil
Rodati Motors Corporation	United States
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil
Rodati Servicios, S.A. de C.V.	Mexico
Rodati Services S.A.	Argentina
Zenvia Mexico, S.de RL de C.V.	Mexico
Total Voice Comunicações S.A.	Brazil
MKMB Soluções Tecnológicas Ltda.	Brazil
Zenvia Voice Ltda	Brazil
One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A.	Brazil
SenseData Tecnologia Ltda	Brazil